UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENDESA AMÉRICAS S.A.

(Name of Issuer)

Shares of Common Stock, No Par Value

American Depositary Shares Representing

30 Shares of Common Stock (the “ADSs”)

(Title of Class of Securities)

29261D104

(CUSIP Number)

Enel S.p.A.

Viale Regina Margherita 137

00198 Rome

Italy

Attn: Giulio Fazio

Head of Legal and Corporate Affairs

Tel: +39 06 8305 2081

Fax: +39 06 8305 2129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 29261D104	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29261D104	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Iberoamérica, S.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29261D104	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Latinoamérica, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29261D104	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enersis Américas S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

The classes of equity securities to which this Schedule 13D (this “Schedule 13D”) relates are the shares of Common Stock, no par value (the “Common Stock”), of Endesa Américas S.A., a Chilean sociedad anónima (“Endesa Américas” or the “Issuer”), and American Depositary Shares of Endesa Américas (“ADSs”), each representing 30 shares of Common Stock.

Endesa Américas has its principal offices at Santa Rosa 76, Santiago, Chile.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Enel S.p.A. (“Enel”), an Italian societá per azioni; Enel Iberoamérica, S.R.L. (“EIA”), a Spanish sociedad de responsibilidad limitada; Enel Latinoamérica, S.A. (“ELA”), a Spanish sociedad anónima; and Enersis Américas S.A., a Chilean sociedad anónima, formerly named Enersis S.A. (“Enersis Américas”) (collectively, the “Reporting Persons”). EIA is wholly owned by Enel and ELA is wholly owned by EIA. EIA and ELA hold approximately 20.3% and 40.3% of Enersis Américas, respectively.

The principal business of Enel is the integrated production, distribution, and sale of electricity and gas in 32 countries across 4 continents. EIA is a holding company holding the Iberian and Latin American electricity and gas businesses of the Enel group of companies (the “Enel Group”). ELA is a holding company holding the Latin American electricity and gas businesses of the Enel Group, including Enersis Américas. Enersis Américas is principally engaged in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia and Peru.

The business addresses of the Reporting Persons are:

(a) Enel: Viale Regina Margherita 137, 00198 Rome, Italy

(b) EIA: Ribera del Loira 60, 28042 Madrid, Spain

(c) ELA: Ribera del Loira 60, 28042 Madrid, Spain

(d) Enersis Américas: Santa Rosa 76, Santiago, Chile

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors and executive officers of the Reporting Persons is set forth in Schedule A to this Schedule 13D and is incorporated herein by reference in its entirety.

During the past five years, none of the Reporting Persons (and to the knowledge of the Reporting Persons, none of their respective directors and executive officers set forth in Schedule A) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any civil proceeding of a judicial or administrative

Page 6 of 10 Pages

body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Enersis Américas became the direct beneficial owner of 59.98% of the Endesa Américas shares as a result of the Spin-Offs (as defined in Item 4 below) without payment of monetary consideration therefor. Therefore, no funds were used for such purpose.

Item	4. Purpose of Transaction.

(a) All of the information set forth in this Item 4(a) has been previously disclosed in reports or other documents filed or furnished by Enersis Américas, Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and/or Endesa Américas with the United States Securities and Exchange Commission (the “SEC”):

As previously disclosed by Endesa Américas, the SEC declared effective the registration statement of Endesa Américas on March 31, 2016 under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the spin-off of Endesa Américas from Endesa Chile. As a result, Endesa Américas became a reporting company subject to Section 13(d) under the Exchange Act.

As previously disclosed by Endesa Américas, as part of the Spin-Offs, Enersis Américas was allocated 4,919,488,794 shares of Endesa Américas. As a result, Enersis Américas became the beneficial owner of 59.98% of the Endesa Américas shares.

As previously disclosed by Enersis Américas, on April 22, 2015 Enel requested that the Board of Directors of Enersis Américas consider and analyze a potential corporate reorganization process involving Enersis Américas, Endesa Chile and Chilectra S.A. (“Chilectra”) that would separate their businesses and assets in Chile from those in Argentina, Brazil, Colombia and Peru so that the Chilean businesses and the non-Chilean businesses may be grouped by geographic area (the “Reorganization”).

As previously disclosed by Enersis Américas, on November 23, 2015, Enel notified Enersis Américas that the Board of Directors of Enel had adopted resolutions committing Enel to: (i) negotiate a joint development agreement with Endesa Chile for renewable energy projects in Chile if the Reorganization is consummated and (ii) for so long as EIA is the majority shareholder of Enersis Américas, Enersis Américas and Enersis Chile would be the Enel Group’s sole investment vehicles in South America for the electricity generation, distribution and solar businesses, other than renewable energy investments currently developed by the Enel Group.

Page 7 of 10 Pages

As previously disclosed by Enersis Américas and Endesa Chile, the respective Boards of Directors of Enersis Américas, Endesa Chile and Chilectra determined in November 2015 that the Reorganization, including the Merger (as defined below), would be in the best interests of their respective companies and the Boards of Enersis Américas and Endesa Chile subsequently determined that the Reorganization would involve (i) each of Endesa Chile and Chilectra separating its Chilean and non-Chilean businesses by means of a “división” or “demerger” under Chilean law and spinning off Endesa Américas and Chilectra Américas S.A., respectively, followed by Enersis Américas separating its Chilean and non-Chilean businesses, including the shares of the demerged entities of Endesa Chile and Chilectra, also by means of a “división” or “demerger” under Chilean law and spinning off Enersis Chile S.A. (collectively, the “Spin-Offs), (ii) a tender offer by Enersis Américas for all of the shares of Endesa Américas (including in the form of ADSs) (the “Tender Offer”) and (iii) the merger of the companies holding the non-Chilean businesses of Enersis Américas, Endesa Chile and Chilectra after the Spin-Offs (Enersis Américas, Endesa Américas and Chilectra Américas S.A.), with Enersis Américas as the surviving company (the “Merger”).

As previously disclosed by Enersis Américas, in December 2015, certain Chilean minority shareholders indicated that they would support the Reorganization or that they believed it would be beneficial to the Reorganization if certain terms and conditions of the Merger and Tender offer were included to provide enhanced protection for minority shareholders. As previously disclosed by Enersis Américas, on December 17, 2015, the Board of Directors of Enersis Américas adopted resolutions, which among other things, increased the proposed tender offer price to be paid in connection with the Tender Offer from Ch$ 236 per share of Endesa Américas to Ch$ 285 per share of Endesa Américas and raised the proposed statutory merger dissenters’ withdrawal rights limit of the Merger from 6.73% to 10% of the outstanding shares of Enersis Américas, provided that no shareholder will own more than 65% of Enersis Américas once the Merger is consummated, in each case, following the requests of certain Chilean minority shareholders described above.

As previously disclosed by Enersis Américas and Endesa Chile, at the extraordinary shareholders’ meetings of Enersis Américas and Endesa Chile held on December 18, 2015, shareholders of each company voted in favor of the respective Spin-Offs and other matters related thereto, and in connection therewith, were provided information regarding the proposed Tender Offer and the Merger, provided that the Merger would be subject to a separate shareholder vote at extraordinary shareholders’ meetings to approve the Merger.

As previously disclosed by Enersis Américas and Endesa Chile, the Spin-Offs were completed on April 26, 2016.

On May 17, 2016, Enersis Américas publicly filed a Registration Statement on Form F-4, as amended (the “Form F-4”), for the registration of the shares of Enersis Américas to be issued in the Merger. The Form F-4 includes a joint prospectus and information statements for the extraordinary shareholders’ meetings to be held to approve the Merger.

Page 8 of 10 Pages

As previously disclosed by Enersis Américas and Endesa Américas, on August 5, 2016, the Boards of Directors of Enersis Américas and Endesa Américas each met and adopted resolutions to summon an extraordinary shareholders’ meetings to approve the Merger on the following terms and conditions: (i) the merger exchange ratios of 2.8 shares of Enersis Américas for each share of Endesa Américas and 4.0 shares of Enersis Américas for each share of Chilectra Américas S.A.; and (ii) statutory merger dissenters’ withdrawal rights limits of 10%, 10% and 0.91% of the outstanding shares of Enersis Américas, Endesa Américas and Chilectra Américas S.A., respectively, provided that no shareholder after the Merger will own more than 65% of Enersis Américas.

(b) Enersis Américas intends to consummate the Tender Offer and the Merger, subject to satisfaction of conditions, including shareholder approval of the Merger. Except as described above, the Reporting Persons have no present plan or proposal that relates to or would result in any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The description of the Tender Offer in this Schedule 13D is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Endesa Américas. When and if the Tender Offer is commenced, Enersis Américas will make available the tender offer materials to the shareholders of Endesa Américas and file such materials with the SEC in accordance with applicable U.S. federal securities laws and SEC rules. In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the Tender Offer. Shareholders and investors may obtain free copies of the tender offer materials that Enersis Américas files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enersis Américas. These documents are not currently available and their availability is subject to the commencement of the Tender Offer.

Item 5. Interest in Securities of the Issuer.

(a) As described in Item 2 above, Enel wholly owns EIA, which wholly owns ELA. EIA and ELA hold 20.3% and 40.3% of Enersis Américas, respectively. As of August 11, 2016, Endesa Américas had 8,201,754,580 shares of Common Stock outstanding. Enersis Américas beneficially owned 4,919,488,794 shares of Common Stock of Endesa Américas, representing 59.98% of the Common Stock of Endesa Américas outstanding as of such date.

(b) Based on the relationships reported under Item 2 above, Enel, as ultimate parent of EIA, ELA and Enersis Américas, may be deemed to have shared voting and dispositive power with respect to the 4,919,488,794 shares of Common Stock of Endesa Américas owned by

Page 9 of 10 Pages

Enersis Américas. EIA and ELA, as wholly owned subsidiaries of Enel, may also be deemed to have shared voting and dispositive power with respect to the 4,919,488,794 shares of Common Stock of Endesa Américas owned by Enersis Américas. The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Except as described in this Schedule 13D, (i) the Reporting Persons and, to the knowledge of such Reporting Persons, the persons set forth in Schedule A hereto, do not beneficially own any Common Stock of Endesa Américas, and (ii) there have been no transactions in shares of Common Stock of Endesa Américas or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock of Endesa Américas, by the Reporting Persons, or to the knowledge of the Reporting Persons, by any of the persons set forth in Schedule A, since the date that is 60 days prior to the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons, or to their knowledge any executive officer or director of the Reporting Persons set forth in Schedule A, has any contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Issuer, except as described in this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement required by Rule 13d-1(k)(1).

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2016	ENEL S.P.A.

	By:	/s/ Alberto de Paoli
Name: Alberto de Paoli Title: Chief Financial Officer

Schedule A

Directors and Executive Officers of the Reporting Persons.

The following tables sets forth the name, business address, present principal occupation or employment (and address of such organization) and citizenship of each director and executive officer of the Reporting Persons.

I.	Enel S.p.A.

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality

Maria Patrizia Grieco	Chairman of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Francesco Starace	Chief Executive Officer of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Alfredo Antoniozzi	Director of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Alessandro Banchi	Chairman of the supervisory board of Biotest A.G. Biotest A.G. Landsteinerstraße 5 63303 Dreieich, Germany	Italy

Alberto Bianchi	Partner at Bianchi and Associates Law Firm Via Palestro 3 50123 Florence, Italy	Italy

Paola Girdinio	Professor at the University of Genoa Via Balbi 5 16126 Genoa, Italy	Italy

Alberto Pera	Chief Of Counsel at Gianni, Origoni, Grippo, Cappelli & Partners Law Firm Via delle Quattro Fontane 20 00184 Rome, Italy	Italy

Anna Chiara Svelto	Legal and Corporate Affairs Chief Officer of Unione di Banche Italiane S.p.A. Piazza Vittorio Veneto 8 24122 Bergamo, Italy	Italy

Name	Present Principal Occupation or Employment and Business Address	Nationality

Angelo Taraborrelli	Director of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

B.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality

Francesca Di Carlo	Head of Human Resources and Organization Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Alberto De Paoli	Chief Financial Officer Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Ryan O’Keeffe	Head of Communications Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	South Africa

Ernesto Ciorra	Head of the Innovation and Sustainability Office Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Giulio Fazio	Head of Legal and Corporate Affairs Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Simone Mori	Head of European Affairs Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Silvia Fiori	Head of Audit Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Francesco Buresti	Head of Global Procurement Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Name	Present Principal Occupation or Employment and Business Address	Nationality

Carlo Bozzoli	Head of Global Information and Communications Technology Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Claudio Machetti	Head of Global Trading and Upstream Gas Business Line Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Carlo Tamburi	Head of Country Italy Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

José Damián Bogas Gálvez	Director for Iberia of Enel S.p.A. / Chief Executive Officer of Endesa, S.A. Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Spain

Luca D’Agnese	Director of Latin America Division of Enel S.p.A. / Chief Executive Officer of Enersis Américas S.A. / Chief Executive Officer of Enersis Chile S.A. Enersis Américas S.A. Santa Rosa 76 Santiago, Chile	Italy

Francesco Venturini	Chief Executive Officer and General Manager of Enel Green Power S.p.A. c/o Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	United States

Robert Deambrogio	Head of Europe and North Africa Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Enrico Viale	Head of Global Thermal Generation Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Livio Gallo	Head of Global Infrastructure and Networks Business Line Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

II.	Enel Iberoamérica, S.R.L.

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality

Francesco Starace	See Schedule A – I.A. above	Italy

Luca D’Agnese	See Schedule A – I.B. above	Italy

Francisco de Borja Acha B.	Chairman of Enersis Américas S.A. Enersis Américas S.A. Santa Rosa 76 Santiago, Chile	Spain

Francisco de Borja Prado E.	Chairman of Endesa, S.A. Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Spain

José Damián Bogas Gálvez	See Schedule A – I.B. above	Spain

B.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality

Paolo Bondi	Chief Financial Officer Enel Iberoamérica, S.R.L. c/o Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Italy

Andrea Lo Faso	General Director of Human Resource and Organization Enel Iberoamérica, S.R.L. c/o Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Italy

Name	Present Principal Occupation or Employment and Business Address	Nationality

Rafael Fauquié	General Director of Corporate & Legal Affairs of Latam Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Spain

Manuel Marín Guzmán	General Director of ICT Enel Iberoamérica, S.R.L. c/o Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Spain

III.	Enel Latinoamérica, S.A.

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality

Luca D’Agnese	See Schedule A – I.B. above	Italy

Francisco de Borja Acha B.	See Schedule A – II.A. above	Spain

Paolo Bondi	See Schedule A – II.B. above	Italy

B.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality

Luca D’Agnese	See Schedule A – I.B. above	Italy

IV.	Enersis Américas S.A.

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality

Francisco de Borja Acha B.	See Schedule A – II.A. above	Spain

Francesco Starace*	See Schedule A – I.A. above	Italy

Herman Chadwick P.*	Chairman of the Chile-Spain Business Committee of Sociedad de Fomento Fabril Andrés Bello 2777 Santiago, Las Condes, Chile	Chile

Alberto De Paoli*	See Schedule A – I.B. above	Italy

Francesca Di Carlo*	See Schedule A – I.B. above	Italy

Rafael Fernández M.*	Director of Australis Seafood S.A. Pdte Riesco 5711 Santiago, Chile	Chile

José Antonio Vargas L.**	Chairman of Codensa S.A. Carrera 13a #93-66 Bogotá, Colombia	Colombia

Domingo Cruzat A.**	Professor at ESE Business School of the Universidad de Los Andes Av. Plaza 1905 San Carlos de Apoquindo Santiago, Chile	Chile

Livio Gallo**	See Schedule A – I.B. above	Italy

Name	Present Principal Occupation or Employment and Business Address	Nationality

Patricio Gómez S.**	Executive Director and Partner of Sur Capital Partners Coronel Diaz 2857 1425 Buenos Aires, Argentina	Argentina

Hernán Somerville S.	Managing Director and Partner of Fintec Av. El Bosque Norte 0177 P-14 Las Condes, Santiago, Chile	Chile

Enrico Viale**	See Schedule A – I.B. above	Italy

*	Served as a director of Enersis Américas until April 28, 2016.
**	Elected director of Enersis Américas on April 28, 2016.

B.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality

Luca D’Agnese	See Schedule A – I.B. above	Italy

Antonio Barreda T.	Procurement Officer of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Chile

Marco Fadda	Planning and Control Officer of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Italy

Name	Present Principal Occupation or Employment and Business Address	Nationality

Javier Galán A.	Chief Financial Officer of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Spain

Francesco Giorgianni	Institutional Affairs Officer and Shareholder’s Management Officer of Enersis Américas S.A. Santa Rosa 76 Santiago, Chile	Spain

José Miranda M.	Communications Officer of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Chile

Alain Rosolino	Internal Audit Officer of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Italy

Domingo Valdés P.	General Counsel of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Chile

Paola Visintini V.	Human Resources Officer of Enersis Américas S.A. and Enersis Chile S.A. Santa Rosa 76 Santiago, Chile	Chile